1 VEON Files its 2025 Annual Report on Form 20-F Dubai and New York, March 16, 2026 – VEON Ltd. (Nasdaq: VEON), a global digital operator (‘VEON’ or the ‘Company’), today announces that it has filed its Annual Report on Form 20-F for the year ended December 31, 2025 (the "2025 20-F") with the U.S. Securities and Exchange Commission at www.sec.gov. The filing follows the completion of the audit of the VEON Ltd. 2025 financial statements by the Company’s independent auditor UHY LLP according to Public Company Accounting Oversight Board standards. The 2025 20-F is also available on the Financial Results section of the Company's website www.veon.com. Shareholders may request a hard copy of the 2025 20-F, including VEON's audited financial statements for the year ended December 31, 2025, free of charge, by contacting VEON's Investor Relations Department at ir@veon.com. About VEON VEON is a digital operator that provides connectivity and digital services over 150 million connectivity and more than 205 million digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com. Contact Information VEON Hande Asik Chief Strategy and Communications Officer pr@veon.com